SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LDK Solar Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

50183L107

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Galvanic International, Inc. FEIN 98-0423613

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	As of February 4, 2016, the number of shares beneficially owned includes 1,979,844 Ordinary Shares represented by American depositary shares (“ADS”) and a principal amount of $34,644,297 of 5.535% Convertible Senior Notes Due 2018 (the “Bonds”) exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Galvanic Portfolios, L.L.C. FEIN 46-0698436

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of February 4, 2016, the number of shares beneficially owned includes 1,979,844 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Manager II, L.L.C. FEIN 46-0698590

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of February 4, 2016, the number of shares beneficially owned includes 1,979,844 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Adviser II, L.L.C. FEIN 46-0698533

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of February 4, 2016, the number of shares beneficially owned includes 1,979,844 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of February 4, 2016, the number of shares beneficially owned includes 1,980,468 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	As of February 4, 2016, the number of shares beneficially owned includes 2,058,042 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

CUSIP No. 50183L107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 33,298,164 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,298,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,298,164 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	As of February 4, 2016, the number of shares beneficially owned includes 2,058,042 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds exercisable into 367,782,273 Ordinary Shares. However, a deed poll limits the Reporting Person’s ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the Ordinary Shares, par value $0.10 per share (the “Ordinary Shares”) of LDK Solar Co., Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Galvanic International, Inc., a British Virgin Islands corporation (“Galvanic International”), D. E. Shaw Galvanic Portfolios, L.L.C., a Delaware limited liability company (“Galvanic Portfolios”), D. E. Shaw Manager II, L.L.C., a Delaware limited liability company (“Manager II”), D. E. Shaw Adviser II, L.L.C., a Delaware limited liability company (“Adviser II”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Galvanic International, Galvanic Portfolios, Manager II, Adviser II, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

As described in Item 4, Galvanic International and certain other holders of the Issuer’s 5.535% Convertible Senior Notes due 2018 (the “Bonds”), namely Orchard Centar Master Limited and Orchard Makira Master Limited (collectively, “OCP”) and BFAM Asian Opportunities Master Fund, L.P. ( “BFAM”), delivered a written notice of default to the Issuer, dated February 4, 2016 (the “Default Notice”), and have jointly filed a winding up petition with respect to the Issuer, dated February 5, 2016 (the “Winding Up Petition”). As a result, the Reporting Persons, OCP, and BFAM may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act; however, neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with OCP or BFAM (or any of their affiliates) for any purpose.

Pursuant to Rule 13d-1(k)(2), the Reporting Persons, OCP, and BFAM are filing or have filed separate statements on Schedule 13D with respect to the Ordinary Shares.

Information about OCP and BFAM is expected to be contained in their respective Schedule 13D filings to be filed as a result of their participation in the execution of the Default Notice and filing of the Winding Up Petition. The Reporting Persons take no responsibility for the information contained in any Schedule 13D or amendment thereto filed or to be filed by OCP or BFAM (or any of their affiliates).

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Galvanic International is that of a corporation focusing primarily on credit and credit-linked securities related investment strategies. The principal business of Galvanic Portfolios is that of a limited liability company focusing primarily on credit and credit-linked securities related investment strategies. Galvanic International has no executive officers and Galvanic Portfolios is the sole director and sole shareholder of Galvanic International. The principal business of Manager II is to act as a manager to certain funds, including, without limitation, Galvanic Portfolios. The principal business of Adviser II is to act as an adviser to certain funds, including, without limitation, Galvanic Portfolios. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Manager II. The principal business of DESCO LP is to act as an investment adviser to certain funds. D. E. Shaw & Co. II, Inc., a Delaware Corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of D. E. Shaw Valence Portfolios, L.L.C. (“Valence Portfolios”), D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus Portfolios”), or D. E. Shaw Asymptote Portfolios, L.L.C. (“Asymptote Portfolios”), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, DESCO LP entered into a settled administrative proceeding (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to inadvertent violations of Rule 105 (“Rule 105”) of Regulation M under the Securities Exchange Act of 1934. Rule 105 prohibits buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering after having sold short the same security during the restricted period as defined in the rule. Rule 105 applies irrespective of the short seller’s intent in effecting the short sale. Pursuant to the Settlement, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506. The Settlement also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.” The SEC order implementing the Settlement notes that in determining to accept DESCO LP’s offer to enter into the Settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring 1,979,844 Ordinary Shares represented by ADSs and a principal amount of $34,644,297 of the Bonds, Galvanic International expended approximately $10,808,127 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

Prior to December 17, 2014, Galvanic International owned a principal amount of RMB199,800,000 of the Issuer’s US$-Settled 10.00% Senior Notes due 2014 (the “Senior Notes”), representing 11.75% of the Senior Notes. The Issuer and several subsidiaries subsequently entered into restructuring proceedings in courts in the Cayman Islands, Hong Kong, and the United States. Galvanic International was a participant in the Issuer’s restructuring activities, insofar as it served on an ad hoc committee of holders of Senior Notes. As discussed in the Issuer’s 6-K filed December 18, 2014, the Issuer’s restructuring proceedings closed on December 17, 2014. As a result of these restructuring proceedings, in exchange for the principal amount of RMB199,800,000 Senior Notes, Galvanic International received 1,979,844 Ordinary Shares represented by ADSs, or 1.0% of the outstanding Ordinary Shares, and a principal amount of $32,803,500 of the Bonds, or 12.4% of the outstanding Bonds. Prior to April 1, 2015, the Bonds were convertible at a rate of 50 Ordinary Shares per $1,000 of the principal amount if such conversion occurred on or before March 31, 2015. Therefore, prior to April 1, 2015, Galvanic International’s interest in the Ordinary Shares represented by ADSs represented 1.0% of the Ordinary Shares, and the Bonds were exercisable into 0.8% of the Ordinary Shares. After April 1, 2015, the Bonds became convertible at a rate calculated as the number of Ordinary Shares into which $1,000 of the principal amount of the Bonds can be converted into at the average volume-weighted average price during the 20-trading-day period immediately prior to (but excluding) the relevant date (the “Floating Conversion Rate”). The indenture of the Bonds, dated December 10, 2014 (the “Indenture”) further provides that during the one year period from April 1, 2015 to March 31, 2016, no more than $62.5 million of the aggregate principal amount of the Bonds may be converted, and no more than $20 million of the aggregate principal amount of the Bonds may be converted during any rolling quarter during that one year period.

According to the Issuer’s public announcements, on November 17, 2015, the Issuer completed a bankruptcy restructuring with respect to certain of its PRC-based subsidiaries. Such bankruptcy restructuring resulted in a default under the Indenture upon which the principal of, and any premium and accrued and unpaid interest on, all of the Bonds became immediately due and payable.

In connection with such default, the Reporting Persons, OCP, and BFAM engaged in informal discussions with one another regarding potential alternatives for enforcing their rights as holders of the Bonds. On February 4, 2016, the Reporting Persons, OCP, and BFAM determined to deliver the Notice of Default to the Issuer stating that the Issuer was in default of the Bonds under the terms of the Indenture. The Default Notice contained a statement demanding confirmation by February 5, 2016 at 5:00 pm (Hong Kong time) that the Issuer had paid all amounts due under the Bonds. A copy of the Notice of Default is attached hereto as Exhibit 5.

Having not received such confirmation of payment by 5:00 pm (Hong Kong time) on February 5, 2016 as demanded in the Default Notice, the Reporting Persons, OCP, and BFAM jointly determined to execute and file the Winding Up Petition in the Grand Court of the Cayman Islands, the Issuer’s jurisdiction or organization, to request an order to wind up and liquidate the Issuer. A copy of the Winding Up Petition is attached hereto as Exhibit 6.

Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise. These potential actions could involve one or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2015, there were 311,772,098 Ordinary Shares issued and outstanding as of June 30, 2015. The 1,979,844 Ordinary Shares represented by ADSs beneficially owned by Galvanic International represent approximately 0.3% of the fully diluted Ordinary Shares issued and outstanding (the “Galvanic Shares”), and the principal amount of $34,644,297 of the Bonds beneficially owned by Galvanic International represents approximately 54.1% of the fully diluted Ordinary Shares issued and outstanding (the “Galvanic Bonds”) based on an estimated Floating Conversion Rate of $0.05438 as of February 4, 2016.1 Galvanic Portfolios, as the sole director and sole shareholder of Galvanic International, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Galvanic Shares and the Galvanic Bonds. Ordinary Shares represented by ADSs are also beneficially owned by Valence Portfolios and Oculus Portfolios. The 77,574 Ordinary Shares represented by ADSs beneficially owned by Valence Portfolios represent approximately 0.0% of the fully diluted Ordinary Shares issued and outstanding (the “Valence Shares”). The 624 Ordinary Shares represented by ADSs beneficially owned by Oculus Portfolios represent approximately 0.0% of the fully diluted Ordinary Shares issued and outstanding (the “Oculus Shares”).

Manager II, as the manager of Galvanic Portfolios, and Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Galvanic Shares and the Galvanic Bonds.

1 This value represents, as discussed in Item 4, no more than $20 million of the aggregate principal amount of the Bonds that may be converted during any rolling quarter between April 1, 2015 and March 31, 2016. If more than $20 million of the aggregate principal amount of the Bonds could be converted, then the principal amount of $34,644,297 of the Bonds beneficially owned by Galvanic International could be exercised into 637,077,915 Ordinary Shares, representing approximately 67.1% of the fully diluted Ordinary Shares issued and outstanding (the “Galvanic Bonds”) based on an estimated Floating Conversion Rate of $0.05438 as of February 4, 2016.

DESCO LLC, as the managing member of Manager II and the manager of Oculus Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Galvanic Shares, the Galvanic Bonds, and the Oculus Shares.

DESCO LP, as the managing member and investment adviser of Valence Portfolios, the investment adviser of Oculus Portfolios, and the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Galvanic Shares, the Galvanic Bonds, the Oculus Shares, and the Valence Shares (collectively the “Subject Shares”). On February 4, 2016, the Reporting Persons beneficially owned 54.4% of the outstanding shares. However, a deed poll limits the Reporting Persons’ ability to convert the Bonds if it would result in ownership of more than 4.9% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 6 for additional details.

None of DESCO LP, DESCO LLC, Adviser II, or Manager II owns any of the Ordinary Shares or the Bonds directly, and each of DESCO LP, DESCO LLC, Adviser II, and Manager II disclaims beneficial ownership of the Subject Shares and Bonds.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence Portfolios, the investment adviser of Oculus Portfolios, and the managing member of Adviser II, and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Oculus Portfolios and the managing member of Manager II, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of February 4, 2016, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of Valence Portfolios, Oculus Portfolios, or Asymptote Portfolios, owned any Ordinary Shares other than those set forth in Item 5.

(c) None of the Reporting Persons has transacted in the Ordinary Shares, including ADSs, or the Bonds during the past sixty days.

(d) No person other than the Reporting Persons, or any of Valence Portfolios, Oculus Portfolios, or Asymptote Portfolios, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence Portfolios maintains an open short position of 7 Ordinary Shares, represented by ADSs, and Asymptote Portfolios maintains an open short position of 9,690 Ordinary Shares, represented by ADSs.

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Galvanic International has agreed, pursuant to a series of deed polls dated April 13, 2015, May 13, 2015, June 12, 2015, July 10, 2015, August 7, 2015, September 4, 2015, October 2, 2015, October 30, 2015, and November 27, 2015 executed by Galvanic International for the benefit of the Issuer, that it will not issue, nor will it cause or instruct any other party to issue on its behalf, a conversion notice in respect of any securities in which Galvanic International has beneficial ownership if giving such a conversion notice will, or may reasonably be expected to, result in Galvanic International and its affiliates, collectively having beneficial ownership of more than 4.9% of the total outstanding Ordinary Shares of the Issuer. A copy of the currently effective deed poll, dated November 27, 2015, is attached hereto as Exhibit 4 and incorporated herein by reference.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of Valence Portfolios, Oculus Portfolios, or Asymptote Portfolios has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated February 16, 2016.

Exhibit 4	Noteholder’s Deed Poll for D. E. Shaw Galvanic International, Inc., dated November 27, 2015.

Exhibit 5	Default Notice to LDK Solar Co., Ltd., dated February 4, 2016.

Exhibit 6	Winding Up Petition with respect to LDK Solar Co., Ltd., dated February 5, 2016

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Dated: February 16, 2016

D. E. Shaw Galvanic International, Inc.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw